

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2018

James Cassidy
President
Universe Trail Acquisition Corporation
9454 Wilshire Boulevard, Suite 612
Beverly Hills, CA 90212

      **Re: Universe Trail Acquisition Corporation**
           **Form 10-12G**
           **Filed June 21, 2018**
           **File No. 000-55950**

Dear Mr. Cassidy:

      We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Transportation and Leisure

cc:    Lee Cassidy, Esq.